UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ENTREPRENEUR UNIVERSE BRIGHT GROUP

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

29385N103
(CUSIP Number)

Charles Law

Law and Law

2483 Old Middlefield Way, Suite 206

Mountain View, CA 94043

650-965-5502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29385N103	13D	Page 1 of 7 pages

1	Names of Reporting Persons New Finance Consultants Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 140,899,285
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 140,899,285

11	Aggregate Amount Beneficially Owned by Each Reporting Person 140,899,285
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.28%*
14	Type of Reporting Person CO

*	The beneficial ownership is calculated based on 1,701,181,423 common stock outstanding of the Issuer as reported in the Amendment No. 1 to the Form 10 filed by the Issuer with the SEC on August 23, 2021. Ms. Ying Sun is the sole shareholder and beneficial owner of New Finance Consultants Limited.

CUSIP No. 29385N103	13D	Page 2 of 7 pages

1	Names of Reporting Persons Ying Sun
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 140,899,285
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 140,899,285

11	Aggregate Amount Beneficially Owned by Each Reporting Person 140,899,285
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.28%*
14	Type of Reporting Person IN

*	The beneficial ownership is calculated based on 1,701,181,423 common stock outstanding of the Issuer as reported in the Amendment No. 1 to the Form 10 filed by the Issuer with the SEC on August 23, 2021. Ms. Ying Sun is the sole shareholder and beneficial owner of New Finance Consultants Limited.

CUSIP No. 29385N103	13D	Page 3 of 7 pages

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (this “Amendment No. 1”) amends and restates in its entirety the Statement on Schedule 13D first filed with the Securities and Exchange Commission on September 2, 2021 (the “Original Schedule 13D”), and is filed by the Reporting Person (as hereinafter defined) with respect to the Common Stock of the Issuer (as hereinafter defined).

The Original Schedule 13D is hereby amended and restated to read as follows:

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Entrepreneur Universe Bright Group, a Nevada corporation (the “Issuer”), whose principal executive office is located at No. 170, Weiyang Road, Suite 907, Saigao City Plaza Building 2, Xi’an, China.

Item 2.	Identity and Background.

This statement is being filed on behalf of New Finance Consultants Limited and Ms. Ying Sun (together referred to herein the “Reporting Person”):

1.	New Finance Consultants Limited (“New Finance”)

(a)	New Finance is a company organized under the laws of the British Virgin Island engaged in the business of managing its investments in the securities of the Issuer and conducting other investment.

(b)	New Finance’s principal office is located at 957 Road Town, Tortola, British Virgin Island.

(c)	Within the last five years, New Finance has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, New Finance has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.	Ying Sun

(a)	Ying Sun, an individual.

(b)	Ms. Sun’s address is Unit 101, Door 10 Yumen, No. 55 Chenglizhuang Road, Hedong District, Tianjin, China .

(c)	Ms. Sun is the sole shareholder and beneficial owner of New Finance. Ms. Sun is a sole director of New Finance. She does not work in any other company.

(d)	Within the last five years, Ms. Sun has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Ms. Sun has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Sun is a citizen of the People’s Republic of China.

CUSIP No. 29385N103	13D	Page 4 of 7 pages

Item 3.	Source and Amount of Funds or Other Consideration.

New Finance Consultants Limited (“New Finance”) acquired 140,899,285 shares of Common Stock of the Issuer by purchasing 57,541,369 shares from MXD, Inc. on May 15, 2019, and by a private transfer of 83,357,916 shares from Gong Xiao-Ou on June 25, 2021. The funds for the purchase of the Shares came from the private investment funds managed and owned by its sole shareholder, Ms. Ying Sun, who exercises investment discretion over the shares owned by New Finance as described in Item 2 above. No borrowed funds were used to purchase the Shares, other than borrowed funds made by Ms. Sun to New Finance.

Ms. Sun is the sole shareholder of New Finance and is deemed to beneficially own 140,899,285 shares of Common Stock reported hereunder.

Item 4.	Purpose of Transaction.

The Reporting Person holds the securities described in this Schedule 13D for investment purposes and intends to review the investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the following matters, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 29385N103	13D	Page 5 of 7 pages

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, New Finance beneficially owns an aggregate of 140,899,285 shares of Common Stock. Ms. Ying Sun, by virtue of his ownership and control of New Finance, is deemed to beneficially own 140,899,285 shares of Common Stock. The beneficial ownership of 140,899,285 shares of Common Stock represents approximately 8.28% of such outstanding class of the Issuer’s securities.

The beneficial ownership is calculated based on 1,701,181,423 common stock outstanding of the Issuer as reported in the Amendment No. 1 to the Form 10 filed by the Issuer with the SEC on August 23, 2021.

(b)	The following table sets forth the number of shares of Common Stock as to which the respective Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
New Finance Consultants Limited	-	140,899,285	-	140,899,285
Ms. Ying Sun	-	140,899,285	-	140,899,285

(c)	The information contained in Items 3 and 4 above is hereby incorporated herein by reference in entirety. Except as set forth herein, the Reporting Person has not effected any transactions in shares of Common Stock during the last 60 days.

(d)	The Reporting Person does not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety. Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Person there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in the foregoing Items.

Item 7.	Materials to be Filed as Exhibits

Exhibit A –   Joint Filing Agreement*

* Attached herewith

CUSIP No. 29385N103	13D	Page 6 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2021

New Finance Consultants Limited
a British Virgin Islands Company

By:	/s/ Ying Sun
Name:	Ying Sun
Title:	CEO

Ying Sun
an Individual

By:	/s/ Ying Sun
Name:	Ying Sun

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

CUSIP No. 29385N103	13D	Page 7 of 7 pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate. The undersigned each expressly authorize each other to file any and all amendments to such statement on their behalf. The undersigned agree that this joint filing agreement may be signed in counterparts.

Date: September 4, 2021

New Finance Consultants Limited
a British Virgin Islands Company

By:	/s/ Ying Sun
Name:	Ying Sun
Title:	CEO

Ying Sun
an Individual

By:	/s/ Ying Sun
Name:	Ying Sun